SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13G

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1 (b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2 (b)

(Amendment No. 1)*

MaxLinear, Inc.

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

57776J100

(CUSIP Number)

December 31, 2011

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[_]     Rule 13d-1(b)

[_]     Rule 13d-1(c)

[X]    Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

Page 1 of 21 Pages

Exhibit Index Contained on Page 19

CUSIP NO. 57776J100	13 G	Page 2 of 21

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON U.S. Venture Partners VIII, L.P. (“USVP VIII”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [_] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
3,179,845 shares[1]; except that Presidio Management Group VIII, L.L.C. (“PMG VIII”), the general partner of USVP VIII, may be deemed to have sole power to vote such shares, and Irwin Federman (“Federman”), Winston Fu (“Fu”), Steven M. Krausz (“Krausz”), David Liddle (“Liddle”), Jonathan D. Root (“Root”), Christopher Rust (“Rust”), Casey M. Tansey (“Tansey”) and Philip M. Young (“Young”), the managing members of PMG VIII, may be deemed to have shared power to vote such shares.
	6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER
3,179,845 shares[1]; except that PMG VIII, the general partner of USVP VIII, may be deemed to have the sole power to dispose of such shares, and Federman, Fu, Krausz, Liddle, Root, Rust, Tansey and Young, the managing members of PMG VIII, may be deemed to have shared power to dispose of such shares.
	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,179,845
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [_]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 14.6%
12	TYPE OF REPORTING PERSON* PN

[1] Represents 3,179,845 shares of Class B Common Stock held directly by USVP VIII. Each share of Class B Common Stock is convertible at the option of the holder into one share of Class A Common Stock.

CUSIP NO. 57776J100	13 G	Page 3 of 21

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON USVP VIII Affiliates Fund, L.P. (“USVP VIII AF”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [_] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
30,692 shares[2]; except that PMG VIII, the general partner of USVP VIII AF, may be deemed to have sole power to vote such shares, and Federman, Fu, Krausz, Liddle, Root, Rust, Tansey and Young, the managing members of PMG VIII, may be deemed to have shared power to vote such shares.
	6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER
30,692 shares[2]; except that PMG VIII, the general partner of USVP VIII AF, may be deemed to have sole power to dispose of such shares, and Federman, Fu, Krausz, Liddle, Root, Rust, Tansey and Young, the managing members of PMG VIII, may be deemed to have shared power to dispose of such shares.
	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 30,692
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [_]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.2%
12	TYPE OF REPORTING PERSON* PN

2 Represents 30,692 shares of Class B Common Stock held directly by USVP VIII AF. Each share of Class B Common Stock is convertible at the option of the holder into one share of Class A Common Stock.

CUSIP NO. 57776J100	13 G	Page 4 of 21

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON USVP Entrepreneur Partners VIII-A, L.P. (“USVP EP VIII-A”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [_] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
29,389 shares[3]; except that PMG VIII, the general partner of USVP EP VIII-A, may be deemed to have sole power to vote such shares, and Federman, Fu, Krausz, Liddle, Root, Rust, Tansey and Young, the managing members of PMG VIII, may be deemed to have shared power to vote such shares.
	6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER
29,389 shares[3]; except that PMG VIII, the general partner of USVP EP VIII-A, may be deemed to have sole power to dispose of such shares, and Federman, Fu, Krausz, Liddle, Root, Rust, Tansey and Young, the managing members of PMG VIII, may be deemed to have shared power to dispose of such shares.
	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 29,389
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [_]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.2%
12	TYPE OF REPORTING PERSON* PN

3 Represents 29,389 shares of Class B Common Stock held directly by USVP EP VIII-A. Each share of Class B Common Stock is convertible at the option of the holder into one share of Class A Common Stock.

CUSIP NO. 57776J100	13 G	Page 5 of 21

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON USVP Entrepreneur Partners VIII-B, L.P. (“USVP EP VIII-B”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [_] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
14,898 shares[4]; except that PMG VIII, the general partner of USVP EP VIII-B, may be deemed to have sole power to vote such shares, and Federman, Fu, Krausz, Liddle, Root, Rust, Tansey and Young, the managing members of PMG VIII, may be deemed to have shared power to vote such shares.
	6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER
14,898 shares[4]; except that PMG VIII, the general partner of USVP EP VIII-B, may be deemed to have sole power to dispose of such shares, and Federman, Fu, Krausz, Liddle, Root, Rust, Tansey and Young, the managing members of PMG VIII, may be deemed to have shared power to dispose of such shares.
	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,898
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [_]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.1%
12	TYPE OF REPORTING PERSON* PN

4 Represents 14,898 shares of Class B Common Stock held directly by USVP EP VIII-B. Each share of Class B Common Stock is convertible at the option of the holder into one share of Class A Common Stock.

CUSIP NO. 57776J100	13 G	Page 6 of 21

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Presidio Management Group VIII, L.L.C. (“PMG VIII”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [_] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
3,254,824 shares[5], of which 3,179,845 are directly owned by USVP VIII, 30,692 are directly owned by USVP VIII AF, 29,389 are directly owned by USVP EP VIII-A and 14,898 are directly owned by USVP EP VIII-B. PMG VIII, the general partner of USVP VIII, USVP VIII AF, USVP EP VIII-A and USVP EP VIII-B, may be deemed to have sole power to vote such shares, and Federman, Fu, Krausz, Liddle, Root, Rust, Tansey and Young, the managing members of PMG VIII, may be deemed to have shared power to vote such shares.
	6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER
3,254,824 shares[5], of which 3,179,845 are directly owned by USVP VIII, 30,692 are directly owned by USVP VIII AF, 29,389 are directly owned by USVP EP VIII-A and 14,898 are directly owned by USVP EP VIII-B. PMG VIII, the general partner of USVP VIII, USVP VIII AF, USVP EP VIII-A and USVP EP VIII-B, may be deemed to have sole power to dispose of such shares, and Federman, Fu, Krausz, Liddle, Root, Rust, Tansey and Young, the managing members of PMG VIII, may be deemed to have shared power to dispose of such shares.
	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,254,824
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [_]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 14.9%
12	TYPE OF REPORTING PERSON* OO

5 Represents 3,254,824 shares of Class B Common Stock held indirectly by PMG VIII. Each share of Class B Common Stock is convertible at the option of the holder into one share of Class A Common Stock.

CUSIP NO. 57776J100	13 G	Page 7 of 21

1	NAME OF REPORTING PERSON Irwin Federman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [_] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
6	SHARED VOTING POWER
3,254,824 shares[6], of which 3,179,845 are directly owned by USVP VIII, 30,692 are directly owned by USVP VIII AF, 29,389 are directly owned by USVP EP VIII-A and 14,898 are directly owned by USVP EP VIII-B. PMG VIII is the general partner of USVP VIII, USVP VIII AF, USVP EP VIII-A and USVP EP VIII-B. Federman, a managing member of PMG VIII, may be deemed to have shared power to vote such shares.
	7	SOLE DISPOSITIVE POWER 0 shares
8	SHARED DISPOSITIVE POWER
3,254,824 shares[6], of which 3,179,845 are directly owned by USVP VIII, 30,692 are directly owned by USVP VIII AF, 29,389 are directly owned by USVP EP VIII-A and 14,898 are directly owned by USVP EP VIII-B. PMG VIII is the general partner of USVP VIII, USVP VIII AF, USVP EP VIII-A and USVP EP VIII-B. Federman, a managing member of PMG VIII, may be deemed to have shared power to dispose of such shares.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,254,824
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [_]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 14.9%
12	TYPE OF REPORTING PERSON* IN

6 Represents 3,254,824 shares of Class B Common Stock held indirectly by Federman. Each share of Class B Common Stock is convertible at the option of the holder into one share of Class A Common Stock.

CUSIP NO. 57776J100	13 G	Page 8 of 21

1	NAME OF REPORTING PERSON Winston Fu
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [_] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF	5	SOLE VOTING POWER 0 shares
SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	6	SHARED VOTING POWER
3,254,824 shares[7], of which 3,179,845 are directly owned by USVP VIII, 30,692 are directly owned by USVP VIII AF, 29,389 are directly owned by USVP EP VIII-A and 14,898 are directly owned by USVP EP VIII-B. PMG VIII is the general partner of USVP VIII, USVP VIII AF, USVP EP VIII-A and USVP EP VIII-B. Fu, a managing member of PMG VIII, may be deemed to have shared power to vote such shares.
	7	SOLE DISPOSITIVE POWER 0 shares
8	SHARED DISPOSITIVE POWER
3,254,824 shares[7], of which 3,179,845 are directly owned by USVP VIII, 30,692 are directly owned by USVP VIII AF, 29,389 are directly owned by USVP EP VIII-A and 14,898 are directly owned by USVP EP VIII-B. PMG VIII is the general partner of USVP VIII, USVP VIII AF, USVP EP VIII-A and USVP EP VIII-B. Fu, a managing member of PMG VIII, may be deemed to have shared power to dispose of such shares.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,254,824
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [_]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 14.9%
12	TYPE OF REPORTING PERSON* IN

7 Represents 3,254,824 shares of Class B Common Stock held indirectly by Fu. Each share of Class B Common Stock is convertible at the option of the holder into one share of Class A Common Stock.

CUSIP NO. 57776J100	13 G	Page 9 of 21

1	NAME OF REPORTING PERSON Steven M. Krausz
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [_] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF	5	SOLE VOTING POWER 0 shares
SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	6	SHARED VOTING POWER
3,254,824 shares[8], of which 3,179,845 are directly owned by USVP VIII, 30,692 are directly owned by USVP VIII AF, 29,389 are directly owned by USVP EP VIII-A and 14,898 are directly owned by USVP EP VIII-B. PMG VIII is the general partner of USVP VIII, USVP VIII AF, USVP EP VIII-A and USVP EP VIII-B. Krausz, a managing member of PMG VIII, may be deemed to have shared power to vote such shares.
	7	SOLE DISPOSITIVE POWER 0 shares
8	SHARED DISPOSITIVE POWER
3,254,824 shares[8], of which 3,179,845 are directly owned by USVP VIII, 30,692 are directly owned by USVP VIII AF, 29,389 are directly owned by USVP EP VIII-A and 14,898 are directly owned by USVP EP VIII-B. PMG VIII is the general partner of USVP VIII, USVP VIII AF, USVP EP VIII-A and USVP EP VIII-B. Krausz, a managing member of PMG VIII, may be deemed to have shared power to dispose of such shares.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,254,824
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [_]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 14.9%
12	TYPE OF REPORTING PERSON* IN

8 Represents 3,254,824 shares of Class B Common Stock held indirectly by Krausz. Each share of Class B Common Stock is convertible at the option of the holder into one share of Class A Common Stock.

CUSIP NO. 57776J100	13 G	Page 10 of 21

1	NAME OF REPORTING PERSON David Liddle
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [_] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF	5	SOLE VOTING POWER 10,857 shares reflecting shares exercisable within 60 days of 12/31/11 pursuant to options to purchase 32,006 shares of Class A Common Stock.
SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	6	SHARED VOTING POWER
3,254,824 shares[9], of which 3,179,845 are directly owned by USVP VIII, 30,692 are directly owned by USVP VIII AF, 29,389 are directly owned by USVP EP VIII-A and 14,898 are directly owned by USVP EP VIII-B. PMG VIII is the general partner of USVP VIII, USVP VIII AF, USVP EP VIII-A and USVP EP VIII-B. Liddle, a managing member of PMG VIII, may be deemed to have shared power to vote such shares.
	7	SOLE DISPOSITIVE POWER 10,857 shares reflecting shares exercisable within 60 days of 12/31/11 pursuant to options to purchase 32,006 shares of Class A Common Stock.
8	SHARED DISPOSITIVE POWER
3,254,824 shares[9], of which 3,179,845 are directly owned by USVP VIII, 30,692 are directly owned by USVP VIII AF, 29,389 are directly owned by USVP EP VIII-A and 14,898 are directly owned by USVP EP VIII-B. PMG VIII is the general partner of USVP VIII, USVP VIII AF, USVP EP VIII-A and USVP EP VIII-B. Liddle, a managing member of PMG VIII, may be deemed to have shared power to dispose of such shares.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,265,681
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [_]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 14.9%
12	TYPE OF REPORTING PERSON* IN

9 Represents 3,254,824 shares of Class B Common Stock held indirectly by Liddle. Each share of Class B Common Stock is convertible at the option of the holder into one share of Class A Common Stock.

CUSIP NO. 57776J100	13 G	Page 11 of 21

1	NAME OF REPORTING PERSON Jonathan D. Root
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [_] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF	5	SOLE VOTING POWER 0 shares
SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	6	SHARED VOTING POWER
3,254,824 shares[10], of which 3,179,845 are directly owned by USVP VIII, 30,692 are directly owned by USVP VIII AF, 29,389 are directly owned by USVP EP VIII-A and 14,898 are directly owned by USVP EP VIII-B. PMG VIII is the general partner of USVP VIII, USVP VIII AF, USVP EP VIII-A and USVP EP VIII-B. Root, a managing member of PMG VIII, may be deemed to have shared power to vote such shares.
	7	SOLE DISPOSITIVE POWER 0 shares
8	SHARED DISPOSITIVE POWER
3,254,824 shares[10], of which 3,179,845 are directly owned by USVP VIII, 30,692 are directly owned by USVP VIII AF, 29,389 are directly owned by USVP EP VIII-A and 14,898 are directly owned by USVP EP VIII-B. PMG VIII is the general partner of USVP VIII, USVP VIII AF, USVP EP VIII-A and USVP EP VIII-B. Root, a managing member of PMG VIII, may be deemed to have shared power to dispose of such shares.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,254,824
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [_]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 14.9%
12	TYPE OF REPORTING PERSON* IN

10 Represents 3,254,824 shares of Class B Common Stock held indirectly by Root. Each share of Class B Common Stock is convertible at the option of the holder into one share of Class A Common Stock.

CUSIP NO. 57776J100	13 G	Page 12 of 21

1	NAME OF REPORTING PERSON Christopher Rust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [_] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF	5	SOLE VOTING POWER 0 shares
SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	6	SHARED VOTING POWER
3,254,824 shares[11], of which 3,179,845 are directly owned by USVP VIII, 30,692 are directly owned by USVP VIII AF, 29,389 are directly owned by USVP EP VIII-A and 14,898 are directly owned by USVP EP VIII-B. PMG VIII is the general partner of USVP VIII, USVP VIII AF, USVP EP VIII-A and USVP EP VIII-B. Rust, a managing member of PMG VIII, may be deemed to have shared power to vote such shares.
	7	SOLE DISPOSITIVE POWER 0 shares
8	SHARED DISPOSITIVE POWER
3,254,824 shares[11], of which 3,179,845 are directly owned by USVP VIII, 30,692 are directly owned by USVP VIII AF, 29,389 are directly owned by USVP EP VIII-A and 14,898 are directly owned by USVP EP VIII-B. PMG VIII is the general partner of USVP VIII, USVP VIII AF, USVP EP VIII-A and USVP EP VIII-B. Rust, a managing member of PMG VIII, may be deemed to have shared power to dispose of such shares.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,254,824
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [_]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 14.9%
12	TYPE OF REPORTING PERSON* IN

11 Represents 3,254,824 shares of Class B Common Stock held indirectly by Rust. Each share of Class B Common Stock is convertible at the option of the holder into one share of Class A Common Stock.

CUSIP NO. 57776J100	13 G	Page 13 of 21

1	NAME OF REPORTING PERSON Casey M. Tansey
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [_] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF	5	SOLE VOTING POWER 0 shares
SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	6	SHARED VOTING POWER
3,254,824 shares[12], of which 3,179,845 are directly owned by USVP VIII, 30,692 are directly owned by USVP VIII AF, 29,389 are directly owned by USVP EP VIII-A and 14,898 are directly owned by USVP EP VIII-B. PMG VIII is the general partner of USVP VIII, USVP VIII AF, USVP EP VIII-A and USVP EP VIII-B. Tansey, a managing member of PMG VIII, may be deemed to have shared power to vote such shares.
	7	SOLE DISPOSITIVE POWER 0 shares
8	SHARED DISPOSITIVE POWER
3,254,824 shares[12], of which 3,179,845 are directly owned by USVP VIII, 30,692 are directly owned by USVP VIII AF, 29,389 are directly owned by USVP EP VIII-A and 14,898 are directly owned by USVP EP VIII-B. PMG VIII is the general partner of USVP VIII, USVP VIII AF, USVP EP VIII-A and USVP EP VIII-B. Tansey, a managing member of PMG VIII, may be deemed to have shared power to dispose of such shares.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,254,824
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [_]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 14.9%
12	TYPE OF REPORTING PERSON* IN

12 Represents 3,254,824 shares of Class B Common Stock held indirectly by Tansey. Each share of Class B Common Stock is convertible at the option of the holder into one share of Class A Common Stock.

CUSIP NO. 57776J100	13 G	Page 14 of 21

1	NAME OF REPORTING PERSON Philip M. Young
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [_] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF	5	SOLE VOTING POWER 0 shares
SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	6	SHARED VOTING POWER
3,254,824 shares[13], of which 3,179,845 are directly owned by USVP VIII, 30,692 are directly owned by USVP VIII AF, 29,389 are directly owned by USVP EP VIII-A and 14,898 are directly owned by USVP EP VIII-B. PMG VIII is the general partner of USVP VIII, USVP VIII AF, USVP EP VIII-A and USVP EP VIII-B. Young, a managing member of PMG VIII, may be deemed to have shared power to vote such shares.
	7	SOLE DISPOSITIVE POWER 0 shares
8	SHARED DISPOSITIVE POWER
3,254,824 shares[13], of which 3,179,845 are directly owned by USVP VIII, 30,692 are directly owned by USVP VIII AF, 29,389 are directly owned by USVP EP VIII-A and 14,898 are directly owned by USVP EP VIII-B. PMG VIII is the general partner of USVP VIII, USVP VIII AF, USVP EP VIII-A and USVP EP VIII-B. Young, a managing member of PMG VIII, may be deemed to have shared power to dispose of such shares.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,254,824
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [_]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 14.9%
12	TYPE OF REPORTING PERSON* IN

13 Represents 3,254,824 shares of Class B Common Stock held indirectly by Young. Each share of Class B Common Stock is convertible at the option of the holder into one share of Class A Common Stock.

CUSIP NO. 57776J100	13 G	Page 15 of 21

This Amendment No. 1 amends and restates in its entirety the Schedule 13G previously filed by Presidio Management Group VIII, L.L.C. (“PMG VIII”), U.S. Venture Partners VIII, L.P. (“USVP VIII”), USVP VIII Affiliates Fund, L.P. (“USVP VIII AF”), USVP Entrepreneur Partners VIII-A, L.P. (“USVP EP VIII-A”), U.S. Entrepreneur Partners VIII-B (“USVP EP VIII-B”), Irwin Federman (“Federman”), Winston Fu (“Fu”), Steven M. Krausz (“Krausz”), David Liddle (“Liddle”), Jonathan D. Root (“Root”) Christopher Rust (“Rust”), Casey M. Tansey (“Tansey”) and Philip M. Young (“Young”) (together with all prior and current amendments thereto, this “Schedule 13G”).

ITEM 1(A).	NAME OF ISSUER MaxLinear, Inc.
ITEM 1(B).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES 2051 Palomar Airport Road, Suite 100 Carlsbad, California 92011

ITEM 2(A).	NAME OF PERSONS FILING

This Schedule 13G is filed by Presidio Management Group VIII, L.L.C., a Delaware limited liability company (“PMG VIII”), U.S. Venture Partners VIII, L.P., a Delaware limited partnership (“USVP VIII”), USVP VIII Affiliates Fund, L.P., a Delaware limited partnership (“USVP VIII AF”), USVP Entrepreneur Partners VIII-A, L.P., a Delaware limited partnership (“USVP EP VIII-A”), U.S. Entrepreneur Partners VIII-B, a Delaware limited partnership (“USVP EP VIII-B”), Irwin Federman (“Federman”), Winston Fu (“Fu”), Steven M. Krausz (“Krausz”), David Liddle (“Liddle”), Jonathan D. Root (“Root”) Christopher Rust (“Rust”), Casey M. Tansey (“Tansey”) and Philip M. Young (“Young”). The foregoing entities and individuals are collectively referred to as the “Reporting Persons.”

PMG VIII, the general partner of USVP VIII, USVP VIII AF, USVP EP VIII-A and USVP EP VIII-B, may be deemed to have sole power to vote and sole power to dispose of shares of the issuer directly owned by USVP VIII, USVP VIII AF, USVP EP VIII-A and USVP EP VIII-B. Federman, Fu, Krausz, Liddle, Root, Rust, Tansey and Young are managing members of PMG VIII and may be deemed to have shared power to vote and shared power to dispose of shares of the issuer directly owned by USVP VIII, USVP VIII AF, USVP EP VIII-A and USVP EP VIII-B.

ITEM 2(B).	ADDRESS OF PRINCIPAL OFFICE

The address for each of the Reporting Persons is:

U.S. Venture Partners

2735 Sand Hill Road

Menlo Park, California 94025

ITEM 2(C)	CITIZENSHIP

USVP VIII, USVP VIII AF, USVP EP VIII-A and USVP EP VIII-B are Delaware limited partnerships. PMG VIII is a Delaware limited liability company. Federman, Fu, Krausz, Liddle, Root, Rust, Tansey and Young are United States citizens.

CUSIP NO. 57776J100	13 G	Page 16 of 21

ITEM 2(D) AND (E).	TITLE OF CLASS OF SECURITIES AND CUSIP NUMBER

Class A Common Stock, $0.0001 par value per share. The Reporting Persons beneficially own shares of Class B Common Stock, $0.0001 par value per share. Each share of Class B Common Stock is convertible into one share of Class A Common Stock at the option of the holder thereof.

CUSIP # 57776J100

ITEM 3.	Not Applicable.
ITEM 4.	OWNERSHIP Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: See Row 9 of cover page for each Reporting Person.
(b)	Percent of Class: See Row 11 of cover page for each Reporting Person.
(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: See Row 5 of cover page for each Reporting Person.
(ii)	Shared power to vote or to direct the vote:

See Row 6 of cover page for each Reporting Person.

(iii)	Sole power to dispose or to direct the disposition of:

See Row 7 of cover page for each Reporting Person.

(iv)	Shared power to dispose or to direct the disposition of: See Row 8 of cover page for each Reporting Person.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS Not applicable.

CUSIP NO. 57776J100	13 G	Page 17 of 21

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Under certain circumstances set forth in the limited partnership agreements of USVP VIII, USVP VIII AF, USVP EP VIII-A and USVP EP VIII-B, and the limited liability company agreement of PMG VIII, the general and limited partners or members, as the case may be, of each of such entities may be deemed to have the right to receive dividends from, or the proceeds from, the sale of shares of the issuer owned by each such entity of which they are a partner or member, as the case may be.
ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY Not applicable.

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP. Not applicable.
ITEM 9.	NOTICE OF DISSOLUTION OF GROUP. Not applicable.
ITEM 10.	CERTIFICATION. Not applicable.

CUSIP NO. 57776J100	13 G	Page 18 of 21

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 8, 2012

PRESIDIO MANAGEMENT GROUP VIII, L.L.C.

U.S. Venture Partners VIII, L.P.
By Presidio Management Group VIII, L.L.C.
 Its General Partner

USVP VIII Affiliates Fund, L.P.
By Presidio Management Group VIII, L.L.C.
 Its General Partner

USVP Entrepreneur Partners VIII-A, L.P.,
By Presidio Management Group VIII, L.L.C.
 Its General Partner

USVP Entrepreneur Partners VIII-B, L.P.,
By Presidio Management Group VIII, L.L.C.
Its General Partner	Irwin Federman Winston Fu Steven M. Krausz David Liddle Jonathan D. Root Christopher Rust CASEY M. TANSEY Philip M. Young
By: /s/ Michael Maher_________________________ Michael Maher, Chief Financial Officer/Attorney-In-Fact for the above-listed entities*	By: /s/ Michael Maher_________________________ Michael Maher, Attorney-In-Fact for the above-listed individuals*

*Signed pursuant to a Power of Attorney already on file with the appropriate agencies.

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties for whom copies are to be sent.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

CUSIP NO. 57776J100	13 G	Page 19 of 21

EXHIBIT INDEX

Found on Sequentially
Exhibit	Numbered Page
Exhibit A: Agreement of Joint Filing	20
Exhibit B: Power of Attorney	21

CUSIP NO. 57776J100	13 G	Page 20 of 21

exhibit A

Agreement of Joint Filing

The undersigned hereby agree that a single Schedule 13G (or any amendment thereto) relating to the Common Stock of MaxLinear, Inc. shall be filed on behalf of each of the Reporting Persons. Note that copies of the applicable Agreement of Joint Filing are already on file with the appropriate agencies.

CUSIP NO. 57776J100	13 G	Page 21 of 21

exhibit B

Power of Attorney

Michael Maher has signed this Schedule 13G as Attorney-In-Fact. Note that copies of the applicable Power of Attorney are already on file with the appropriate agencies.